Exhibit 4

Description of Securities

Common Stock

DCC is authorized to issue 75,000,000 shares of $0.001 par value common stock.  As of the date of this Memorandum, DCC had approximately 13,050,000 shares issued and outstanding held by approximately four (4) shareholders of record.

DCC's shares are entitled to one vote per share on each matter submitted for a vote at any meeting of shareholders. DCC's shares do not carry cumulative voting rights.

DCC's shares have no pre-emptive rights to acquire additional shares or any other securities.  DCC's shares are not subject to redemption and carry no subscription or conversion rights.  In the event of liquidation, DCC's shares are entitled to share equally in corporate assets after satisfaction of all liabilities.

Shareholders are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends.  However, currently DCC is seeking growth and expansion of its business through the reinvestment of profits, if any, and DCC does not anticipate that it will pay cash dividends in the foreseeable future.

Preferred Stock

Dialpoint Communications Corporation is not authorized to issue any preferred stock.

Preemptive Right

No holder of any shares of Dialpoint Communications Corporation stock has preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock or any unauthorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

Non-Cumulative Voting

Holders of Dialpoint Communications Corporation common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of DCC directors.

Cash Dividends

As of the date of this prospectus, Dialpoint Communications Corporation has not paid any cash dividends to stockholders.  The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions.  DCC does not intend to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in business operations.

Reports

After this offering, Dialpoint Communications Corporation will furnish its shareholders with annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports.